UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Life Quotes, Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

749117206

(CUSIP Number)

Robert S. Bland

8205 South Cass Avenue

Suite 102

Darien, Illinois 60561

(630) 515-0170

with a copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60602

(312) 263-8625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 749117206	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT S. BLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,131,378(1)
8. Shared Voting Power 2,880,057(1)
9. Sole Dispositive Power 2,131,378(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,378(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person (See Instructions) IN

(1)	See Items 4, 5 and 6.

13D

CUSIP No. 749117206	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MAUREEN A. BLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,131,378(1)
8. Shared Voting Power 2,880,057(1)
9. Sole Dispositive Power 2,131,378(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,378(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person (See Instructions) IN

(1)	See Items 4, 5 and 6.

13D

CUSIP No. 749117206	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SOUTHCOTE PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,131,378(1)
8. Shared Voting Power 2,880,057(1)
9. Sole Dispositive Power 2,131,378(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,378(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 31.4%
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 4, 5 and 6.

13D

CUSIP No. 749117206	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LQ ACQUISITION, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,131,378(1)
8. Shared Voting Power 5,011,435(1)
9. Sole Dispositive Power 2,131,378(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,378(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 72.6%
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 4, 5 and 6.

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on March 18, 2004, as amended on May 13, 2004 and August 18, 2004. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.003 per share (the “Common Stock”) of Life Quotes, Inc., formerly known as Insure.com, Inc. and Quotesmith.com, Inc., a Delaware corporation (“Life Quotes”). References herein to “Quotesmith” shall mean “Life Quotes.” The principal executive offices of Life Quotes are located at 8205 South Cass Avenue, Suite 102, Darien, IL 60561.

Item 2. Identity and Background

The first paragraph of Item 2 is hereby amended and restated as follows:

This Statement is filed by Robert S. Bland (“Bland”) and Maureen A. Bland (“Mrs. Bland”) as tenants in common who own 2,131,378 shares of Common Stock (the “Shares”), Southcote Partners, L.P., a Delaware limited partnership (“Southcote”), whose sole general partners are Bland and Mrs. Bland, who own 2,131,378 shares, and LQ Acquisition, Inc., an Illinois corporation (“LQA”) wholly owned by Bland that owns 2,131,378 shares of Common Stock assigned to it by Bland, Mrs. Bland and Southcote (each of Bland, Mrs. Bland, Southcote and LQA a “Holder,” and collectively the “Holders”). Bland is the President and Chief Executive Officer of LQA.

The second paragraph of Item 2 is hereby amended and restated as follows:

The principal business of Bland is serving as President and Chief Executive Officer of Life Quotes. Mrs. Bland is a homemaker. Southcote is a holding company for the Shares. LQA is a holding company for the Shares. Each of Bland, Mrs. Bland and Southcote has assigned the Shares to LQA. The address of the principal business and principal office for each Holder is 8205 South Cass Avenue, Suite 102, Darien, IL 60561. Each of Bland and Mrs. Bland are U.S. citizens. Southcote is a Delaware limited partnership. LQA is an Illinois corporation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Bland, Mrs. Bland and Southcote have owned the Shares since the formation of Life Quotes, and have used their personal funds to acquire the Shares at that time. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

LQA intends to borrow approximately $19 million from Life Quotes pursuant to a promissory note (the “Promissory Note”) and use such funds to purchase the Common Stock of Life Quotes not otherwise owned by LQA and for expenses related thereto. All descriptions of the Promissory Note herein are qualified in their entirety by the full text of the Promissory Note, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

On August 16, 2004, Zions Bancorporation (“Zions”) purchased 2,363, 636 shares of Common Stock from Life Quotes pursuant to that certain Stock Purchase Agreement, dated as of March 1, 2004 (the “Stock Purchase Agreement”), as amended on May 7, 2004, by and between Quotesmith and Zions, representing approximately 32.3% of the issued and outstanding shares of Common Stock at that time. In addition, pursuant to the terms and conditions set forth in the Investor Rights Agreement described in Item 6 below, so long as Zions holds at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of (1) Life Quotes, (2) Bland, (3) Mrs. Bland, (4) Southcote, (5) William V. Thoms, Executive vice President, Chief Operating Officer and Director of Lifequotes (“Thoms”), (6) Susan E. Thoms, Thoms’ spouse (“Mrs. Thoms” and, together with Thoms, the “Thoms Parties”), and (7) Zions have agreed that (a) the number of Directors on the Board of Directors of Life Quotes shall be fixed at 7 and (b) Zions shall be entitled to nominate or appoint one director to the Board of Directors of Life Quotes (the “Zions Director”).

(Page 6 of 9 Pages)

On June 10, 2010 LQA made a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Common Stock of Life Quotes not owned by LQA at a price of $4.00 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offer is conditioned upon, among other things, (i) the non-waivable condition that there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute a majority of the outstanding shares of Common Stock not owned by Holders, Zions and the Thoms Parties immediately prior to the expiration of the Tender Offer, (ii) the waivable condition that together with the shares held by Zions and the Thoms Parties there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute at least 90% of the outstanding shares, and (iii) execution of the Promissory Note.

The purpose of the Tender Offer is to acquire as many of the publicly-held shares of Common Stock as possible as a first step in acquiring the entire equity interest in Life Quotes. If after the consummation of the Tender Offer LQA owns at least 90% of the outstanding shares, LQA will cause Life Quotes to consummate a short-form merger. Under Delaware law, LQA would be able to effect a “short-form” merger without a vote of, or prior notice to, Life Quotes’ board of directors or Life Quotes’ stockholders. In the short-form merger, all remaining stockholders other than LQA would receive the same price per share as was paid in the Tender Offier, without interest, and Life Quotes will merge with LQA with Life Quotes being the surviving corporation. The primary purpose of the Tender Offer is to permit Life Quotes to deregister its shares of Common Stock under the Exchange Act and thereby become a non-SEC reporting company. The Tender Offer is being made at this time in an attempt to reduce the number of record holders of the shares to less than 300 in order to permit deregistration of the shares and make Life Quotes a non-SEC reporting company.

All descriptions of the Tender Offer herein are qualified in their entirety by the full text of the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information contained in Item 6 is hereby incorporated by reference herein.

(a) As of the date of this Amendment No. 3, each of Bland, Mrs. Bland, Southcote and LQA is the beneficial owner of 2,131,378 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 31.4% of the issued and outstanding Common Stock.

The Information in this Amendment No. 3 with respect to Zions and the Thoms Parties is based solely on information provided by Life Quotes to Holders. As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 516,421 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 7.6% of the issued and outstanding Common Stock.

As of the date of this Amendment No. 3, Zions is the beneficial owner of 2,363,636 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 33.6% of the issued and outstanding Common Stock.

Because each of Bland, Mrs. Bland and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Life Quotes, and any shares of capital stock of Life Quotes for which they have voting rights, to elect the Zions Director, Bland, Mrs. Bland, Suothcote, the Thoms Parties and Zions may be deemed to constitute a “group” within the meaning of Section 13d-(3) of the Act.

LQA has entered into a “Share Tender Agreement” with each of the Thoms Parties and Zions whereby the Thoms Parties and Zions have agreed to tender all of their respective shares of Common Stock in the Tender Offer. The Share Tender Agreement is attached hereto as Exhibit 4. LQA, the Thoms Parties and Zions may be deemed to constitute a “group” within the meaning of Section 13d-(3) of the Act, and the beneficial owners of approximately 73% of the issued and outstanding Common Stock.

(b) The Holders have the sole power to vote and dispose or direct the vote or disposition of all of the Shares. Each of Bland, Mrs. Bland, Southcote and LQA disclaims beneficial ownership of any shares of Common Stock or other securities beneficially owned by Zions or any of the Thoms Parties, and the filing of this Statement and the information contained herein shall not be construed as an admission that any of Bland, Mrs. Bland, Southcote or LQA is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock or other securities.

(Page 7 of 9 Pages)

Each of the Thoms Parties and Zions has the sole power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a). In addition, (i) because each of Bland, Mrs. Bland and Southcote have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Life Quotes, and any shares of capital stock of Life Quotes for which they have voting rights, to elect the Zions Director, Bland, Mrs. Bland and Southcote may be deemed to have the shared power to vote or direct the voting of the 2,880,057 shares of Common Stock beneficially owned by the Thoms Parties and Zions in the aggregate, and (ii) because LQA has entered into a Share Tender Agreement with each of the Thoms Parties and Zions whereby the Thoms Parties and Zions have agreed to tender all of their respective shares of Common Stock in the Tender Offer, LQA may be deemed to have shared power to vote or direct the voting of the 2,880,057 shares of Common Stock beneficially owned by the Thoms Parties and Zions in the aggregate.

Each of the Thoms Parties’ business address is 8205 South Cass Avenue, Suite 102, Darien, IL 60561. Thoms is the Executive Vice President, Chief Operating Officer and a Director of Life Quotes. Mrs. Thoms is a homemaker. Each of Thoms and Mrs. Thoms are U.S. Citizens.

Zions business address is 1 South Main Street, Suite 113, Salt Lake City, Utah 84111.

During the past five years, to the best knowledge of Holder, no directors nor executive officers of Zions have, nor has any of the Thoms Parties, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Each of those individuals is a citizen of the United States.

(c) Except as described above and in any statement, no Holder has, nor to the knowledge of the Holders, neither Zions nor any of the Thoms Parties has, effected any transactions in the securities of Life Quotes during the past sixty days.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Tender Agreement.

On June 4 and 7, 2010 LQA and each of Zions and the Thoms Parties respectively entered into a Share Tender Agreement whereby LQA agreed to commence the Tender Offer and Zions and the Thoms Parties agreed to tender into the Tender Offer all of their owned shares of Common Stock of Life Quotes.

Investor Rights Agreement Amendment.

On June 4, 2010, Life Quotes, Bland, Thoms and Zions entered into an amendment to the Investor Rights Agreement whereby Zions waived (i) its Tag Along Rights to proportionally participate in the sale or transfer of Common Stock owned by Bland and Thoms in the Tender Offer, and (ii) its Right of First Refusal to purchase any or all Common Stock owned by Bland and Thoms tendered for sale into the Tender Offer. The amendment to the Investor Rights Agreement is attached hereto as Exhibit 5.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Promissory Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.

Exhibit 2. Offer to Purchase, dated June 10, 2010

Exhibit 3. Letter of Transmittal

Exhibit 4. Share Tender Agreements dated June 4, 2010 and June 7, 2010

Exhibit 5. Amendment to Investors Rights Agreement dated June 4, 2010

(Page 8 of 9 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT S. BLAND
Robert S. Bland

/s/ MAUREEN A. BLAND
Maureen A. Bland

Southcote Partners, L.P.

	By:	/s/ ROBERT S. BLAND
	Name:	Robert S. Bland
	Its:	General Partner

LQ ACQUISITION, INC.

	By:	/s/ ROBERT S. BLAND
	Name:	Robert S. Bland
	Its:	President & CEO
Dated June 23, 2010

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)